Filed by eToro Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FinTech Acquisition Corp. V

Commission File No.: 001-39760

Date: September 13, 2021

# Analyst day

September 2021

# Disclaimer

**Cautionary Statement Regarding Forward-Looking Statements**

This presentation contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between FinTech Acquisition Corp. V ("Fintech V") and eToro Group Ltd., and the business and operations of eToro. Forward-looking statements may be identified by the use of the words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements as to the expected timing, completion and effects of the proposed business combination, eToro's present and future plans for its business and operations and eToro's expectations as to market results and conditions; are based on various assumptions, whether or not identified in this presentation, and on the current expectations of eToro's and FinTech V's management; are not predictions of actual performance; and are subject to risks and uncertainties. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; the failure to satisfy the conditions to the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed merger agreement; the amount of redemption requests made by FinTech V's public stockholders; the effect of the announcement or pendency of the proposed business combination on eToro's business; risks that the proposed business combination disrupts current plans and operations of eToro; potential difficulties in retaining eToro customers and employees; eToro's estimates of its financial performance; changes in general economic or political conditions; changes in the markets in which eToro competes; slowdowns in securities trading or shifting demand for security trading product; the impact of natural disasters or health epidemics, including the ongoing COVID-19 pandemic; legislative or regulatory changes; the evolving digital asset market, including the regulation thereof; competition; conditions related to eToro's operations in Israel; risks related to data security and privacy; changes to accounting principles and guidelines; potential litigation relating to the proposed business combination; the price of eToro's securities may be volatile; the ability to implement business plans, and other expectations after the completion of the proposed business combination; and unexpected costs or expenses. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the "Risk Factors" section of FinTech V's registration statement on Form S-1 (File No. 333-249646) (the "Form S-1"), eToro's registration statement on Form F-4 (File No. 333-259189) (the "Form F-4") and other documents if and when filed by eToro or FinTech V from time to time with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither eToro nor FinTech V presently know or that eToro and FinTech V currently believe are immaterial that could also cause actual events and results to differ. In addition, forward-looking statements reflect eToro's and FinTech V's expectations, plans or forecasts of future events and views as of the date of this presentation. eToro and FinTech V anticipate that subsequent events and developments will cause eToro's and FinTech V's assessments to change. While eToro and FinTech V may elect to update these forward-looking statements at some point in the future, eToro and FinTech V specifically disclaim any obligation to do so, unless required by applicable law.

**No Offer or Solicitation**

This presentation is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of eToro, FinTech V or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

eToro

# Disclaimer

**Additional Information about the Business Combination and Where to Find It**

The Company submitted the Form F-4 to the SEC on August 31, 2021, which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to FinTech V stockholders in connection with the solicitation of proxies for the vote by the stockholders on the merger and the prospectus to be delivered by FinTech V in connection with the distribution of its securities to such holders. After the registration statement has been filed and declared effective, FinTech V will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. eToro or FinTech V may also file other documents with the SEC regarding the proposed business combination. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and proxy statement / prospectus and any other relevant documents filed with the SEC, and the definitive versions thereof (when they become available and including all amendments and supplements thereto).

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by eToro or FinTech V through the website maintained by the SEC at www.sec.gov.

**Participants in the Solicitation**

eToro and FinTech V and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders of FinTech V in connection with the proposed business combination under the rules of the SEC. FinTech V's stockholders, eToro's shareholders and other interested persons may obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of eToro and FinTech V in FinTech V's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the SEC on August 25, 2021, FinTech V's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2021 or eToro's Form F-4, as applicable, as well as their other filings with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of FinTech V's stockholders in connection with the proposed business combination and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary proxy statement / prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed business combination (if and when they become available). You may obtain free copies of these documents at the SEC's website at www.sec.gov.

**Trademarks and Trade Names**

eToro and Fintech V own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties' trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with eToro or Fintech V, or an endorsement or sponsorship by or of eToro or Fintech V. Solely for convenience, the trademarks, service marks and trade names referred to in this presentayion may appear with the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that eToro or Fintech V will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

eToro

# Our vision

Opening the global markets for everyone
to trade and invest in a simple and transparent way

# Our mission

Building the world's largest social trading network
to empower people to trade and invest in stocks,
crypto and global markets, copy top traders and get copied


ACTIVISION
salesforce
PETSMART
AMD

eToro

# eToro at a glance*

**23.2M**
Registered users

**100+**
Countries

**$9.4B**
Assets Under Administration



5.6M
8.1M
10.0M
12.3M
17.5M
23.2M
2016
2017
2018
2019
2020
Q2 2021

Registered users - number of users at the end of the period

## Funded accounts by region

**2.0M**
Funded accounts



| | |
|---|---|
| Europe | 68% |
| Asia Pacific | 15% |
| Americas | 12% |
| Middle East & Africa | 5% |

(*) As of June 30, 2021

eToro

# Company overview

# eToro team management & board

## Founders



**Yoni Assia**
CEO & Board Member



**Ronen Assia**
Executive Director

Founder-led, multi-disciplinary management team with an average of seven years tenure at eToro

## Management



**Shalom Berkovitz**
CFO & Deputy CEO



**Dr. Hedva Ber**
Global COO & Deputy CEO



**Tuval Chomut**
Chief Solutions Officer



**Etay Cohen**
VP Customer Facing



**Nir Smulewicz**
Chief Marketing Officer



**Jonathan Dayan**
VP Trading



**Miri Kedem**
VP Human Resources



**Debbie Kahal**
Chief Legal Officer



**Israel Kalush**
VP Engineering



**Tal Ben-Simon**
VP Product



**Meron Shani**
VP Finance



**Elad Lavi**
VP Corporate Development



**Doron Rosenblum**
VP Business Solutions



**Avi Sela**
COO, Regulation

## Board Members



**Santo Politi**



**Avner Stepak**



**Eddy Shalev**

## Senior Advisory Board



**J. Christopher Giancarlo**
Former chairmen of the CFTC



**Prof. Shmuel Hauser**
Former chairman of ISA (Israel)



**Salomon Sredni**
Former CEO of TradeStation

eToro

# We created a new category and we're dominating it


Portfolio
Stats
eToro
Social Trading

The eToro platform has a multitude of social features which allow users to interact, access financial education materials, encourage engagement and make the financial markets more accessible. The notable aspects of eToro's social network include the ability of users to upload, post and comment and allow users to create profiles and engage with eToro's dynamic Newsfeed. A user's profile on eToro is their way of presenting themselves to the eToro community and includes a biography and statistics about their trading habits as well as their activity on the eToro Newsfeed.

# Global footprint


Blockchain lab
R&D center
LOCAL OFFICE
FCA FINANCIAL CONDUCT AUTHORITY
LOCAL OFFICE
FINRA
LOCAL OFFICE
LOCAL OFFICE
CYPRUS SECURITIES AND EXCHANGE COMMISSION
Mobile development office
Headquarters and main R&D center
LOCAL OFFICE
GIBRALTAR FINANCIAL SERVICES COMMISSION
LOCAL OFFICE
LOCAL OFFICE
ASIC Australian Securities & Investments Commission
IN APPLICATION PROCESS
ABU DHABI GLOBAL MARKET
MAS Monetary Authority of Singapore

eToro

# We're passionate about finance and technology










%

**2007**
**eToro is founded**

**2010**
Launched the **social trading** network and **CopyTrader™**

**2013**
Introduced **bitcoin** to the platform

**2015**
Converging the eToro experience into **a single cross device application**

**2017**
Launched **CopyPortfolios ™** and additional **cryptoassets**

**2019**
Launched **Zero commission** stocks and expanded to the **US**

**2021**
Launched **eToro Money**

eToro

# A growing community of investors who connect and learn from each other

Registered users have access to a free **virtual account** allowing them to **practice their investing skills** and, once they have acquired confidence, progress to investing real capital.



23.2M
17.5M
12.3M
10.0M
8.1M
5.6M
4.7M
4.0M
3.3M
2.5M
1.9M
1.1M
425K
174K
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Q2 2021
Registered users
Number of users at the end of the period

# The opportunity

eToro

# Huge and growing TAM supported by secular trends

Total world wealth invested in equities

**$78T**

~20% market share for digital platforms

**TAM growth driven by:**

- Growing retail participation
- Zero interest rates
- Democratization of investing

**Digital platforms increase market share**

- Acceleration of **digital transformation**
- **72M** millennials – the largest generation in US history
- **$30T** will pass from US boomers to heirs

**Individual investors' estimated share of U.S. equities trading volume**



20%
10%
0%
2010
2015
2020

Source: WSJ quoting Bloomberg Intelligence;

Sources: BGC: Global Wealth Report 2020; Accenture: The "Greater" Wealth Transfer Report 2015; US Census Bureau, 2019; 20% market share for digital platform is based on aggregation of various researches

TAM - Total Addressable Market

eToro

# Crypto is going mainstream

We are seeing increased adoption of cryptoassets from financial institutions and corporates. eToro is well-positioned to benefit from the expanding crypto market.



2020
Crypto staking
2019
Launch of crypto portfolios
Delta acquisition for unified portfolio tracker
eToroX exchange launched
eToro blockchain wallet launched
2018
Firmo acquisition to form crypto lab
2017
Crypto offering expanded to all major cryptoassets
2013
eToro introduces bitcoin trading
eToro CEO Yoni Assia & ETH founder Vialik Buterin write Colored Coins white paper
$1,000bn
$500bn
AMD
TMX
IBM
Fidelity
VISA
ice
libra
2012
2013
2014
2015
2016
2017
2018
2019
2020

BTC

Bitcoin monthly trading volume

Source: Yahoo Finance

# Our community

**34** Median age

**79%**
Of our users invest in crypto, stocks or copy as their first action

**62%**
Of our users trade accross more than one product type

**9 min** Session duration

**4** Logins per day

2020 figures related to funded accounts



# Signing up in their early 30s and growing into our club program

eToro Club provides an enhanced investment
experience with a membership offering that includes:
expert investment support, market analysis tools and exclusive events.



$478K
$968
Median age
32
35
37
39
41
45
Bronze
Silver
Gold
Platinum
Platinum+
Diamond
Average account size

Figures relate to funded accounts as of December 31, 2020

eToro

# Product overview

# Our product

Click here to view our product demo



Multi-asset



Commission-free stock investing



Social



Cryptoassets


Portfolio

Portfolios


eToro
VISA

eToro Money

eToro

# Multi asset investment platform

eToro is an investment platform built around social collaboration and investor education where users can connect, share, and learn

eToro's users can choose from a broad range of asset classes to invest in, including commission-free fractional shares and cryptoassets.

A suite of innovative products and features provides a choice of how to invest, and users can trade directly themselves, copy another investor or invest in a portfolio.

Our commission-free stocks offering continues to expand and will be available for US users later this year.



DOW
S&P
NASDA
OIL
45.44
Hi, John!
Portfolio value
$68,229.77
$2,287.33 (2.31%) Today
InTheGame
1,901.05
SPOT
Top movers
22.3%
14.7%
8.7%
4.1%
2.3%
AAPL
FB
SPOT
OIL
ADBE
Stocks
ETFs


eToro
Magical moments delivered by our product offering
1. Fast & frictionless onboarding
75%
Going Up
4. Interact and engage with others
BTC
Top Bitcoin Traders
Ethanp
Ethan pierce
Lauras
JohnW
George
5. Copy Popular Investors
Stocks
Currencies
Indices
2. All you want to trade in one place
TSLA
Tesla Motors Inc.
Invest
72%
of our popular investors have invested in Tesla
3. Get smart insights to invest better
eToro
2 min ago
Your first copier
Congratulation John!
someone started copying you
6. Get copied and grow your financial business
ONLINE PAYMENT
Starbucks Coffee
$5.99
7. Do more with your money

eToro



## John

Trading experience



## Amy

Social & CopyTrading experience


My Watchlist
GOOG
AAPL
BTC
ETHEREUM
GOLD
NSDQ100

Multi asset experience
**Invest in everything, everywhere**

Offering a basic and advanced experience but **always simple**


How much would you like to invest?
$2,500
AAPL
BUY AAPL


Share your trade
AAPL
SHARE

Share your trading ideas with the **community**

Read the real time news feed to get the **wisdom of the crowd**


News Feed
AAPL


John Cooper

View each trader's **profile, portfolio and stats**

**Copy Popular Investors**


Copy Trader
John
$1,000.00
START COPY

eToro



**John's portfolio**
Viewing and managing
all assets and positions



**Amy's portfolio**
Viewing and managing also the
CopyTrading investments

**Popular investor dashboard**
Stats and tools
to grow the audience
of copiers and AUM



9:41
$10.5K
PI Dashboard
Last 30D
LEVEL
ELITE
View Your Benefits
KEY METRICS
511
COPIERS



9:41
$6,672.84
AVAILABLE
$2,766.11
PROFIT
$135,644.95
EQUITY
My Portfolio
MARKET
INVESTED
P&L
VALUE
AMZN 3,120.76 $1,780.00 5.49% $1,877.79
NFLX 497.98 $950.00 15.57% $1,097.93
GOOG 1,740.18 $2,532.35 23.47% $3,126.80
AAPL 128.91 $1,780.00 1.59% $1,069.97
MSFT

**COPY**



9:41
$1,233.48
AVAILABLE
$2,476.14
PROFIT
$41,512.44
EQUITY
My Portfolio
MARKET
INVESTED
P&L
VALUE
John $1,000.00 2.04% $1,020.40
Melisa $2,000.00 13.23% $2,264.60
James $1,500.00 9.78% $1,646.70
BTC 3,120.76 $2,500.00 54.35% $3,858.80
ETH 332.20 $1,500.00 31.23% $1,968.48

**Home screen**
Personalized insights
and news feed



9:41
Hi, Amy!
Trading account value
$41,512.44
Today
You're up
+4.35% last 7 days
Deposit

# Popular Investors

With eToro's CopyTrader technology, users can automatically replicate other investors' strategies in real time. Investors who meet the criteria to become "Popular Investors" receive payments that increase as they rise through the program's ranks.

- eToro has more than 1,700 Popular Investors*.
  Of which, 16 Popular Investors have over $10 million copying them.
- We continue to see a growing number of financial professionals joining eToro's Popular Investor Program.
- Popular Investors need to meet a number of criteria, including having a proven track record of investing on eToro, a transparent investment philosophy, regular communication with the investors, and compliance with certain risk parameters set by eToro.

(*) As of June 30, 2021


ELITE
Lena Birse
ELITE PRO
Jay Edward Smith
Mariano Daniel Pardo
ELITE
Heloise Greeff

eToro

# CopyPortfolios™

eToro's portfolios ("CopyPortfolios™") group assets or investors together based on a predetermined theme or strategy, such as: the 5G revolution, foodtech, driverless cars and more. Some portfolios utilize advanced algorithms, machine learning and AI to build investment strategies and curate assets to form particular CopyPortfolios™ based on market conditions.

These ready-made strategic portfolios make it easy for anyone, from active traders to passive investors, to buy into thoroughly researched and diversified market opportunities.

eToro launched four new portfolios in recent months and offers 66* CopyPortfolios™ for its users to invest in.

| Diversified ready made Portfolios | Professionally managed and curated | No management fees |
| --- | --- | --- |



+8
7
RISK
OutSmartNSDQ
Nasdaq Smart Beta
+8
4
RISK
CryptoPortfolio
Crypto by Market Cap

(*) As of June 30, 2021

# Holistic crypto investing experience

The eToro platform offers users the opportunity to buy and hold a wide range of cryptoassets alongside traditional asset classes

eToro continues to expand its crypto offering and related services, with 10 new cryptoassets added to the platform in recent months. This brings the total number of cryptoassets available across the eToro platform and exchange to 29*.

eToro offers a cryptoassets wallet which enables eligible users to transfer a number of cryptoassets from their eToro investment account to their wallet and from there send them anywhere on the blockchain.

eToro offers staking, a feature that enables users who own certain cryptoassets on the eToro platform to earn rewards proportional to the amount of the underlying cryptoassets held.

(*) 27 available in the U.S.



eToro

# eToro Money

The eToro debit card is currently in advanced beta testing in the U.K. ahead of a full U.K. launch later this year. Uptake for the card has been strong and feedback from users has been extremely positive.

The eToro Money debit card connects directly to users' eToro investment account and enables instant deposits and withdrawals along with additional money services.

Following the UK launch, the card will be rolled out to eToro users in Europe.

| Instant deposit/ withdrawal | Competitive currency conversion rates | No deposit fees |
|---|---|---|



eToro
Money
£36,524.82
ACCOUNT BALANCE
Your Monthly Expense Bill
Recurring Payment
December Water Bill
Online Payment
Asos ltd.
Online Payment
Netflix Montly
Debit Charge
Coffee Louise
Online Payments
Amazon Prime
eToro
VISA
Debit

eToro

# Expanding eToro in the US



## 2019

Launched our social network and cryptoassets

FINRA
Financial Industry Regulatory Authority

## 2020

Received FINRA broker dealer license



## 2021

Launching stocks

# Multi channel marketing strategy

eToro

# Our customer journey

From onboarding to engaging and learning from other investors in the social network, to activating a funded brokerage account.


ToriC
United Kingdom • 5 min ago
Ethanp
United Kingdom • 1 min ago
It's a big week for companies to hold their annual analyst meetings as tech sector...
Show more
2,300
120
3
Like
Comment
Share


$100,000
VIRTUAL BALANCE


MARKET
PRICE
FB
Facebook
201.91
BTC
Bitcoin
OIL
OIL
SPY
SPDR S&P 500
ADBE
AAPL
Apple
309.51

Full trading and investing experience

**Registration to the social network**

Trading with virtual money

**Activation of brokerage account**

Engaging with other investors

Verifying and funding the account

eToro

# Building the eToro global brand


Copy like a sloth


Zero commission


eToro
0% COMMISSION ON STOCKS


HODL
HOW TO


0%
COMMISSION ON STOCKS
eToro
STOCKS.ETORO.COM

We build a holistic brand strategy by actively investing in **sport sponsorships**, **outdoor** media, vast **digital channels**, main **social media** sites and our own **partner network.**


Trade like Steve




INTRODUCING COPYTRADER
eToro eToro

eToro

# Marketing investment returned in 3.5 months

## 2017 cohort



Cumulative cohort total commissions
Marketing expense
3.5 MONTHS TROI
$103M
x5.9
2017
2018
2019
2020

**$613M**

IN CUMULATIVE TOTAL COMMISSIONS IN FOUR YEARS

(On **$103M** marketing investment)

TROI - Time to return on (marketing) investment
2017 cohort - new accounts opened in 2017 (excluding eToro US)

eToro

# 2020 marketing spend is expected to return more than 4.5x in total commissions

## 2020 cohort


Cumulative cohort total commissions
Marketing expense
5 MONTHS TROI
$229M
2020
2021
2022
2023
2024
2025
x4.5
$998M
IN CUMULATIVE TOTAL COMMISSIONS IN SIX YEARS
(On $229M marketing investment)

TROI - Time to return on (marketing) investment
2020 cohort - new accounts opened in 2020 (excluding eToro US)

eToro

# Business overview

eToro

# How we generate total commissions

Total commissions are a key performance indicator

## Commissions from trading activity

Commissions from trading activity include the spread, which is the difference between the buy and sell price of a certain asset or derivative, and it is charged and collected when a trade is executed by a user. The spread may be fixed or variable and may change as a correlation to market prices. Commissions from trading activity are derived from equities, cryptoassets, commodities and currencies traded as an asset or as a derivative related to different underlying asset types. Commissions from trading activity are the primary source of eToro's total commissions today. As a result, eToro's total commissions are correlated with the overall trading activity in the asset classes offered on the platform.

## Interest

Interest is charged on margin positions (leveraged or short positions) which remain open overnight. This is essentially an interest payment to cover the cost of the margin used overnight, and it is
charged in relation to the notional value of the position.

## Other charges

Other fees mainly include currency conversion, staking and other income.



5%
8%
First half of
2021
87%
7%
6%
2020
87%

Margined positions - leveraged or short positions
eToro products and fees page: https://www.etoro.com/trading/fees/

# A true multi-asset investment platform

Total commissions split by asset class 2017-2021


2017
63%
14%
11%
11%
2018
17%
39%
27%
17%
2019
16%
34%
19%
31%
2020
16%
8%
44%
32%
First half of
2021
3%
25%
63%
9%
Equities
Commodities
Cryptoassets
Currencies

Equities include stocks, ETFs and indices. Total commissions include commissions from trading activity and interest charges.

eToro

# P&L 2016 – 2021

| Profit & Loss Highlights ($M) | 2016 | 2017 | 2018 | 2019 | 2020 | H1 2021 |
|---|---|---|---|---|---|---|
| **Total commissions** | 60 | 263 | 369 | 244 | 602 | 709 |
| Growth (%) | 30% | 338% | 40% | -34% | 147% | |
| Trading income (cost) | -12 | 22 | 19 | 8 | -52 | -149 |
| **Net trading income** | 48 | 285 | 389 | 252 | 550 | 560 |
| Marketing cost | 17 | 103 | 96 | 120 | 229 | 269 |
| **Net trading income, net of marketing** | 31 | 182 | 293 | 132 | 321 | 290 |
| Salary | 26 | 33 | 49 | 67 | 103 | 81 |
| Overhead | 10 | 18 | 27 | 38 | 59 | 58 |
| Payment processing fees | 2 | 17 | 23 | 16 | 65 | 88 |
| **Total operating expenses** | 38 | 68 | 100 | 121 | 226 | 227 |
| **Adjusted EBITDA** | -8 | 114 | 193 | 11 | 99 | 63 |

eToro

# P&L for the six months ended June 30, 2021

(unaudited)

| Consolidated statements of profit or loss (U.S. dollars in thousands, except per share data) | H1 2020 | H1 2021 |
|---|---|---|
| **Net trading income** | **279,451** | **559,501** |
| Research and development expenses | 29,608 | 73,133 |
| Selling and marketing expenses | 106,942 | 289,256 |
| General, administrative and operating expenses | 62,564 | 263,171 |
| **Total operating expenses** | **199,114** | **625,560** |
| **Operating income (loss)** | **80,337** | **(66,059)** |
| Finance income | 2,710 | 1,699 |
| Finance expense | 6,664 | 15,973 |
| **Income (loss) before taxes on income (tax benefit)** | **76,383** | **(80,333)** |
| Taxes on income | 2,446 | 3,498 |
| **Net income (loss)** | **73,937** | **(83,831)** |
| **Total comprehensive income (loss)** | **73,937** | **(83,831)** |
| Basic income (loss) per common share | 4.29 | (4.56) |
| Diluted income (loss) per common share | 3.97 | (4.56) |

eToro

# Adjusted EBITDA

eToro's management team uses adjusted EBITDA, a non-IFRS financial measure, to evaluate its operating performance and make strategic decisions

| **Reconciliation of adjusted EBITDA to net income (loss) - (U.S. dollars in thousands):** | H1 2020 | H1 2021 |
|---|---|---|
| **Adjusted EBITDA** | **86,182** | **63,528** |
| Share-based payment expense | (2,040) | (86,574) |
| Depreciation and amortization | (2,425) | (3,069) |
| Employee non-cash expense | (1,379) | (1,308) |
| SPAC and related expenses | - | (38,636) |
| **Operating income (loss)** | **80,337** | **(66,059)** |
| Finance expense | (6,664) | (15,973) |
| Finance income | 2,710 | 1,699 |
| Taxes on income | (2,446) | (3,498) |
| **Net income (loss)** | **73,937** | **(83,831)** |

eToro

# Statement of financial position

June 30, 2021
(unaudited)
U.S. dollars in thousands

## Current assets

| | |
|---|---|
| Cash and cash equivalents | 243,116 |
| Restricted cash | 2,382 |
| Counterparties | 307,511 |
| Cryptoassets | 279,303 |
| Loans to users | 10,188 |
| Other receivables and prepaid exp. | 53,691 |
| | 896,191 |

## Non-current assets

| | |
|---|---|
| Restricted cash | 206 |
| Right of use assets | 17,313 |
| Property and equipment, net | 9,082 |
| Goodwill and other intangible assets | 6,507 |
| Deferred taxes | 6,599 |
| | 39,707 |
| Total assets | 935,898 |

## Current liabilities

| | |
|---|---|
| Accounts payable | 48,533 |
| Current maturities of lease liabilities | 2,202 |
| Payable to omnibus accounts | 38,154 |
| Accrued expenses and other payables | 135,909 |
| Short-term loan | 50,000 |
| | 274,798 |

## Non-current liabilities

| | |
|---|---|
| Employee benefit liabilities, net | 1,030 |
| Long-term lease liabilities | 20,795 |
| | 21,825 |

## Shareholders' equity

| | |
|---|---|
| Common share premium | 108,756 |
| Preferred share premium | 406,110 |
| Retained earnings | 124,409 |
| | 639,275 |
| Total liabilities & equity | 935,898 |

eToro

# 2021-2025 Plan

eToro

# Data driven methodology

## Total commissions

- ARPU and retention rates are **based on historical client behavior.**
- **Growth in equities and crypto** as portion of average portfolio similar to recent years' trend.
- US broker dealer - market penetration assumed **gradual rollout** of products.
- Income from new business lines is not embedded into the model.

## Expenses

- Account acquisition costs based on actual figures, and include **all marketing expenses, both online and offline.**
- Operating expenses ramp up to **fully support projected growth.**
- Gradual decrease in payment processing fees, not taking into account full impact of **eToro Money.**

ARPU - average revenue per user

# Stable ARPU and retention over time

## Accumulated average revenue over time



2017
2018
2019
2020
Model
$2,500
$2,000
$1,500
$1,000
$500
$0
2017 crypto rally
$566
$902
$1,138
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35
Months

**Average monthly churn**

| 2017 | 2018 | 2019 | 2020 | 2021-2025 |
|---|---|---|---|---|
| 2.8% | 1.5% | 1.5% | 1.5% | 1.5% |

Accumulated average revenue over time - the accumulated average revenue of new funded accounts opened in a certain year.
Average monthly churn - the annual monthly average of: funded accounts (T+1)/[(Funded Accounts (T) + new funded accounts (T+1)] -1

eToro

# Marketing investment is expected to return in two quarters...

## 2021 cohort


Cumulative cohort total commissions
Marketing expense
5.5 MONTHS TROI
$392M
X4.1
2021
2022
2023
2024
2025

**$1,626M**

IN CUMULATIVE TOTAL COMMISSIONS IN FIVE YEARS

(On **$392M** marketing investment)

**...and to continue generating more total commissions in the longer term.**

TROI - Time to return on (marketing) investment

2021 cohort - new accounts to be opened in 2021 (est.); excluding eToro US

eToro

# Clear path to sustained growth in the short and long term

## End of year funded accounts



6.1M
4.7M
June 30, 2021
1.97M
3.6M
2.7M
1.9M
1M
0.5M
83%
97%
38%
33%
30%
30%
2019
2020
2021
2022
2023
2024
2025

## Total commissions



$2,548M
$1,988M
H1 2021
$709M
$1,552M
$1,196M
$1,018M
$602M
$244M
147%
68%
17%
30%
28%
28%
2019
2020
2021
2022
2023
2024
2025

2021 figures are est.

eToro

# eToro 2020 – 2025

| Profit & Loss Highlights ($M) | 2020 | H1 2021 | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|---|---|
| **Total commissions** | 602 | 709 | 1,018 | 1,196 | 1,552 | 1,988 | 2,548 |
| Growth (%) | 147% | | 68% | 17% | 30% | 28% | 28% |
| Trading cost | -52 | -149 | -211 | -206 | -263 | -328 | -397 |
| **Net trading income** | 550 | 560 | 807 | 990 | 1,288 | 1,660 | 2,151 |
| Marketing costs | 229 | 269 | 422 | 496 | 587 | 690 | 829 |
| **Net trading income, net of marketing** | 321 | 290 | 385 | 494 | 701 | 970 | 1,322 |
| % of net revenue | 58% | 52% | 48% | 50% | 54% | 58% | 61% |
| Salary | 103 | 81 | 143 | 157 | 184 | 216 | 245 |
| Overhead | 59 | 58 | 93 | 113 | 140 | 167 | 191 |
| Payment processing fees | 65 | 88 | 134 | 119 | 131 | 149 | 186 |
| **Total operating expenses** | 226 | 227 | 370 | 389 | 454 | 532 | 622 |
| **Adjusted EBITDA** | 99 | 63 | 15 | 104 | 247 | 438 | 700 |
| Margin (%) | 18% | 11.2% | 1.9% | 10.5% | 19.2% | 26.4% | 32.5% |

2021 figures are est.

# Appendix

# Registered users



13.2 million
1.0 million
14.4 million
1.2 million
15.8 million
1.5 million
17.5 million
1.6 million
20.6 million
3.1 million
23.2 million
2.6 million
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
New registered users
Registered users at the end of the period

eToro

# Funded accounts


0.65 million
0.76 million
0.85 million
1.02 million
1.54 million
1.97 million
Mar 31, 2020
June 30, 2020
Sep 30, 2020
Dec 31, 2020
Mar 31, 2021
June 30, 2021

eToro

# Funded accounts distribution by region


5%
12%
15%
68%
As of June 30,
2021
6%
6%
18%
70%
As of June 30,
2020
Europe
Asia Pacific
Americas
Middle East & Africa

eToro

# Trades


63 million
74 million
82 million
107 million
210 million
127 million
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021

eToro

# Total commissions by source

| $M | Q1 2020 | Q2 2020 | Q3 2020 | Q4 2020 | Q1 2021 | Q2 2021 |
|---|---|---|---|---|---|---|
| Commissions from trading activity | 123 | 140 | 119 | 142 | 300 | 316 |
| Interest | 9 | 10 | 12 | 12 | 19 | 17 |
| Other charges | 12 | 11 | 3 | 10 | 28 | 29 |
| **Total commissions** | **144** | **161** | **134** | **164** | **347** | **362** |

eToro

# Commissions from trading activity and interest by asset class



14%
11%
63%
11%
17%
17%
39%
27%
16%
31%
19%
34%
8%
32%
9%
51%
7%
45%
7%
41%
7%
33%
13%
47%
8%
17%
31%
44%
4%
10%
53%
33%
2%
7%
73%
18%
2017
2018
2019
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Equities
Commodities
Cryptoassets
Currencies

eToro

# Overview of FinTech Acquisition Corp. V

| | |
|---|---|
| **Strong strategic partner** | • Sponsor team brings deep expertise in FinTech and financial services sectors |
| **Leader in the SPAC market** | • A pioneer in the evolution of the SPAC structure since 2015 to unlock significant value in partnership with attractive companies seeking to become public |
| **Experienced leadership team** | • Team with operational and financial experience with an investor lens to complement eToro's |
| **Impressive track record** | • Consistent track record of impressive shareholder returns across CardConnect, Intermex, and Paya with Perella Weinberg Partners recently announced<br>• Stellar reputation with institutions for quality asset selection |

| cardconnect | intermex | paya Services | P / W / P Perella Weinberg Partners | metromile | Payoneer |
|---|---|---|---|---|---|
| **+90%** return (1) from IPO to sale to First Data in Jul-2017 | **+65%** return (2) since IPO | **+$250M** Upsized PIPE | **$125M** Upsized PIPE | **$170M** Upsized PIPE | **$300M** Upsized PIPE |

Source:
Public Filings, FactSet

(1) Return on units based on acquisition consideration paid by First Data of $15 per share of CCN common stock and $3.99 per CCN warrant (assumes warrants were issued within 30 days of acquisition closing), per tender offer statements filed by CCN and First Data with the SEC on 07-Jun-2020.

(2) Return based on IMXI common stock closing price as of February 1, 2021. For each whole warrant, reflects 0.201 shares of IMXI common stock and $1.12 in cash issued to warrant holders pursuant to IMXI'sOffer to Exchange Warrants filed on Form S-4 with the SEC on 28-Mar2019.

eToro

# Transaction summary

| | |
|---|---|
| **Transaction structure** | • eToro to merge with FTV through a reverse subsidiary merger; FTV to become wholly-owned subsidiary of eToro and eToro to become a publicly-traded company<br>• $650M PIPE investment into eToro in connection with the business combination (1) |
| **Valuation** | • Pro-forma implied enterprise value of $9.6bn, which equates to 9.7x 2022E net revenues of $990M |
| **Pro forma combined cash** | • $796M of net cash held on the pro forma balance sheet (2) |
| **Adjustment Shares (3)** | • Exercisable for up to 40M eToro shares<br>• 50% become exercisable if closing share price above $15.00 within first 30 months (3)<br>• 50% become exercisable if closing share price above $17.50 within first 60 months (3) |

## Capitalization ($M)

| | |
|---|---|
| Implied market capitalization (4) | $10,391 |
| Net cash (5) | $(796)* |
| Pro Forma enterprise value | $9,595 |

*Does not include counterparties in the amount of $285M as of 31-Dec-2020

## Implied sources & uses ($M)

| | |
|---|---|
| **SOURCES** | |
| Existing eToro shareholder equity (6) | $9,466 |
| Cash held in trust | $250 |
| Proceeds from PIPE | $650 |
| **Total sources** | **$10,366** |
| **USES** | |
| Existing eToro shareholder equity | $9,466 |
| Cash consideration (7) | $300 |
| Cash to eToro balance sheet | $525 |
| Estimated transaction expenses (7) | $75 |
| **Total uses** | **$10,366** |

## Pro-Forma ownership (8)

- **90.6%** Existing eToro shareholders equity
- **6.2%** PIPE shareholders
- **2.4%** SPAC shareholders
- **0.8%** SPAC sponsor shares



Note: figures above subject to final tax / legal review. Assumes no redemptions (1) PIPE investors will not be subject to a lock-up and will receive registration rights. (2) Assuming no redemptions and full subscription of existing eToro shareholders for cash consideration. (3) Additional consideration for pre-closing eToro shareholders. Closing share price for 20 days within any 30-trading day period. (4) Reflects the forfeiture of 1.28M SPAC sponsor shares in connection with the transaction. Includes (i) 640k private placement shares and (ii) 1.82M SPAC sponsor shares (25% of the retained 7.26M SPAC sponsor shares) that are not subject to price based transfer restrictions following closing. The remaining 5.45M SPAC sponsor shares are divided into three equal tranches and cannot be sold or transferred until closing stock price meets or exceeds $12.50, $15.00, and $17.50 respectively, for any 20 trading days within a 30-day trading period following the business combination. A portion of such shares may be released from such restriction in certain circumstances. Excludes 40M Adjustment Shares which are subject to vesting as described above. (5) Net cash includes $50M of outstanding loans, $71M of cash on balance sheet as of December 31, 2020 (unaudited), $250M of Simple Agreement for Future Equity ("SAFE") cash proceeds and $525M of cash to eToro balance sheet following the transaction. (6) Total equity consideration to eToro includes any shares to be issued in respect of (i) eToro options and (ii) SAFE that converts into equity at $5.38/share. Excludes Adjustment Shares. (7) Represents an estimate of transaction expenses. Actual amounts may vary and may include expenses unknown at this time. (8) Excludes 8.33M public warrants and 40M of Adjustment Shares. Includes SPAC sponsor shares subject to price-based transfer restrictions. Sponsor warrants will be forfeited in connection with the transaction. (9) The transaction is expected to close during the fourth quarter of 2021.

eToro

# Glossary

## Registered users

- eToro tracks the number of registered users in order to understand the magnitude of eToro's social network and indicate eToro's scale.
- Registered users are all users who have created an account with a username, password, and an email on the eToro platform.
- Registered users can engage and interact with other investors on eToro's social network and access eToro's educational resources including the free virtual account which allows them to practice their investing skills risk free.
- A proportion of registered users go on to fund their account and trade or invest on eToro. eToro's marketing strategy targets both the growth of registered users and the conversion of registered users to funded accounts, which is fundamental to eToro's business strategy.
- New registered users are all users who created their account on eToro during the reported period.
  The growth in new registered users represents increased user interest in eToro's platform and the expansion of eToro's social network.

## Funded accuonts

- Funded accounts represent the top level of eToro's user acquisition funnel and are the users from whom eToro generates total commissions.
- Funded accounts are registered users who have completed KYC and AML
  assessments and other onboarding processes, activated their account,
  executed at least one trade and have a positive account balance.

eToro

# Glossary

## Trades

- Trades represent the quantity of new trades that were placed by users and executed by eToro during the reporting period.
  Trades include both self-directed and copy trades.
- There are several factors that contribute to changes in trading activity, including, but not limited to, retail investors' interest in capital markets and in particular asset classes, as well as changes in broader market sentiment.
- While eToro has experienced periods of low and high trading activity driven by rising or declining retail investor interest in certain asset classes, the diversity of assets on eToro's platform provides a natural hedge against lower trading activity in one particular asset.

# Thank you

Contact us: investors@etoro.com